November 1, 2006

VIA EDGAR

Securities and Exchange Commission
Washington, D.C. 20549
Attn:  April Sifford, Branch Chief

         Re:      Advanced Plant Pharmaceuticals, Inc.
                  Form 10-KSB for Fiscal Year Ended December 31, 2005 Filed May 22, 2006
                  File No. 000-29462

Dear Ms. Sifford:

      In respect of the above referenced matter, set forth below are our responses to the comments delivered by your office pursuant to that letter dated September 28, 2006 (the "Letter"). For your convenience, we have included the original comments from the Letter in their entirety:

Form 10-KSB for Fiscal Year Ended December 31, 2005

Business, page 1

1. We note on page three that you consummated a share exchange agreement dated May 2005 with Akid Corporation and James B. Wiegand. Please disclose the significant terms of this agreement, and describe how it impacted your balance sheet, results of operations, and cash flows in the notes to your financial statements.

Response: In response to the Staff's comment, we have included additional disclosure regarding this transaction to denote that post-Closing the Company held 94.2% of Akid's shares and that Akid held 72% of the outstanding Mazal shares. All significant terms of the transaction have otherwise been disclosed.

The share exchange agreement with AKID had no impact on the balance sheet, results of operations, or cash flows of APPI. All references to shares of common stock issued by Mazal refers to shares issued by AKID which changed its name to Mazal. The following disclosure will be included in Note A to the financial statements.

      "On June 6, 2005, APPI entered into a stock exchange agreement with AKID Corporation ("AKID") to exchange 7,000,000 shares of Mazal's common stock held by APPI for 20,000,000 shares of AKID common stock. AKID also acquired 3,130,000 shares of Mazal's outstanding shares from the remaining Mazal stockholders in a separate transaction in exchange for 6,180,000 shares of its common stock. In connection with the merger, Mazal became a wholly owned subsidiary of AKID. Prior to the merger, AKID was a non-operating "shell" corporation. Pursuant to Securities and Exchange Commission rules, the merger of a private operating company, Mazal Plant Pharmaceuticals, Inc. into a non-operating public shell corporation with nominal net assets, AKID, is considered a capital transaction. At the time of the merger, the officers and directors of AKID resigned and were replaced with the officers and directors of Mazal. For Financial Statements purposes, the merger has been reflected in the Financial Statements as though it occurred on December 31, 2004. In October 2005, AKID filed a name change to Mazal Plant Pharmaceuticals, Inc."

2. Related to the May 2005 share exchange agreement, we understand that you sold your ownership interest in the common stock of Mazal to Akid in exchange for 20 million shares of Akid. Please confirm to us that our understanding is correct. Describe the business purpose of the May 2005 share exchange agreement, and tell us how you accounted for the transaction. In your response, identify the percentage interest you own in Akid and the percentage interest that Akid holds in Mazal after the exchange.

Response: Prior to the share exchange, Akid was a non-operating shell corporation. The share exchange was effectuated to place an operating company into the shell corporation. Management believes that distributors for Mazal's products have greater comfort executing contracts with a public company and thus the transaction would facilitate distribution of Mazal's products. In addition, Mazal recognized that being a public company would give access to capital not available to a privately held company. Regarding the accounting treatment, no gain or loss was recorded in the financial statements on this transaction as Mazal/AKID is included in the consolidated financial statements of APPI. Additionally the transaction meets the rules of Code Section 368 of the Internal Revenue Code as a Tax-Free Exchange in Reorganization.

After the exchange, (i) the Company held approximately 94% of the issued and outstanding shares of Akid and (ii) Akid held approximately 72% of the issued and outstanding shares of Mazal. In a separate transaction, Akid acquired the remaining outstanding Mazal stock from 3rd parties. Accordingly, Akid currently holds 100% of the outstanding equity of Mazal.


3. On a related matter, we note that subsequent to year end, Mazal has issued its common stock for cash or payment of compensation benefits or consulting arrangements. Tell us how these issuances have changed the percentage interest held by Akid in Mazal's business. If the issuance on Mazal stock has dilute Akid's interest in Mazal, tell us how you have reflected this in your financial statements presented in your filings on Forms 10-Q for the quarterly periods ended March 31, 2006 and June 30, 2006.

Response: In October 2005, Akid amended its Articles of Incorporation to change its name to "Mazal Plant Pharmaceuticals, Inc." All stock issuances of "Mazal" subsequent to year end were issuances by Akid (now known as Mazal Plant Pharmaceuticals). Accordingly, these issuances have not impacted Akid's (now known as Mazal Plant Pharmaceuticals) in Mazal.

Regarding APPI's interest in Akid/Mazal, Akid/Mazal currently has approximately 38 million shares outstanding, of which APPI held 20 million or approximately 53% at June 30, 2006. At March 31, 2006 and June 30, 2006, Akid/Mazal had a stockholders' deficiency which would result in a negative minority interest. Pursuant to APB 15 a company cannot have a minority interest and as such APPI is absorbing 100% of the losses incurred by Akid/Mazal.

In the 3rd quarter of 2006, APPI transferred (i) 16 million shares of its Akid/Mazal common stock to a significant stockholder/related party consultant in payment of accrued consulting fees and loans payable and (ii) 1 million shares of its Akid/Mazal common stock with an employee as payment of accrued salaries. These transactions will be reflected in our 10QSB for the period ended September 30, 2006.

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

4. Please expand the description of your business to describe the principal markets in which you sell your products, how you distribute your products, and the activities that your employees and consultants are performing.

Response: Per the Staff's comment we have expanded the description of our business as requested.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 6

Results of Operations, page 6

5. Please expand your discussion and analysis of your costs and expenses to describe the following in detail:

      o the increase in selling, general and administrative expenses from $497,829 in 2004 to $4,683,143;
      o the decrease in salaries and consulting fees - stockholders from $2,747,550 in 2004 to $881,638 in 2005;
      o     the gain on forgiveness of debt recorded in 2005;
      o and the change in cost of goods sold as a percent of revenue from 191% in 2004 to 37% in 2005.

      Provide any other discussion and analysis that you feel would improve an investor's understanding of your results of operations. Refer to Item 303(b) of Regulation S-B and FRC 501.12 for additional guidance.

Response: Per the Staff's comment, we have expanded our analysis of our costs and expenses in our 10KSB/A.

Controls and Procedures, page 8

6. We note your conclusion that your disclosure controls and procedures were effective "to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Commission's rules and forms." Please expand your conclusion to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclose in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Refer to Exchange Act Rule 13a-15 and
      Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm for additional guidance.

Response: Per the Staff's comment, we have expanded our conclusion as set forth above.

Executive Compensation, page 9

7. Please reconcile for us the salary of David Lieberman of $56,000 as presented in the table with the salary of $135,000 as presented in the last sentence of the first paragraph under, "Employment and Other Agreements."

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

Response: The Executive Compensation table erroneously reported David Lieberman's accrued salary for 2005 and 2004 as $56,000. The table in our 10KSB/A has been amended to correctly reflect the $135,000 salary figure.


Certain Relationships and Related Transactions, page 11

8. We note that you disclose related party payable amounts as of December 31, 2004. Please update your disclosures in Item 12 through December 31, 2005.

Response: Our disclosure in Item 12 has been updated through December 31, 2005.

Audited Financial Statements

Consolidated Statements of Operations, page F-3


9. We note that you recorded an extraordinary gain related to the forgiveness of debt in 2005 for $638,291. Please expand your footnotes to describe the debt forgiveness. Gains on the forgiveness of debt are no longer permitted to be classified as extraordinary pursuant to SFAS 145, unless the criteria of APB 30 are met. To the extent that the debt that was forgiven was from a related party, record the forgiveness as an equity transaction pursuant to paragraph 20, footnote 1 of APB 26.

Response: The criteria set forth under APB 30 to classify forgiveness of debt as extraordinary are that it must be unusual in nature and infrequent in occurrence. The Company feels recording the gain on forgiveness of debt as an extraordinary item is appropriate as the write-off of the liabilities is not part of the ordinary and typical activities of the Company as it is the first time it has occurred and it is not reasonably expected to recur in the foreseeable future.

The Company has included a footnote in the notes to the financial statements describing the debt forgiveness to be included in its 10KSB/A.

Notes to Financial Statements, page F-8

10. Please expand your footnotes to provide the disclosures set forth in SFAS 144 regarding your impairments.

Response: Per the Staff's comment, the Company has expanded the disclosure regarding the impairment in Note G to the financial statements, which amended financial statements are included in our 10KSB/A.

Note A - Principles of Consolidation and Nature of Business, page F-8

11. We note that you consolidate Amazing Nutritionals, Inc. We understand that you own 44% of Amazing Nationals as disclosed in Note C. Please explain to us why you consolidate Amazing Nutritionals and demonstrate that you hold a controlling financial interest. Provide us with specific accounting literature to support your accounting treatment and tell us how you have accounted for the other 56% interest in your financial statements.

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

Response: APPI holds 3,300,000 shares of common stock in Amazing Nutritionals which represents a 42.4% direct ownership interest. Additionally, officers of APPI hold 500,000 shares and a significant stockholder of APPI holds 2,500,000 shares, for an indirect total aggregate interest of 3,000,000 shares representing an additional 38.6% indirect ownership interest. The total controlling interest is 81%. This accounting treatment is also in accordance with FIN 46(R).

Amazing Nutritionals has a stockholders' deficiency which would result in a negative minority interest. Since pursuant to APB 15 a company cannot have negative minority interest, APPI is absorbing 100% of the losses incurred by Amazing Nutritionals.

Form 10-QSB for the Fiscal Quarter Ended June 30, 2006

12. We note that you recorded a gain on sale of investment for $308,300, as a result of the sale of shares of common stock of Amazon Biotech, Inc. and the transfer in payment of outstanding accrued salaries to three officers. Please tell us how and when you acquired the shares of Amazon Biotech, your ownership percentage of Amazon Biotech, how you accounted for this investment prior to its sale, to whom you sold the shares, and whether you received cash in consideration of the shares. Explain to us in detail what accounting guidance you relied upon in determining how to account for the sale an transfer of the shares. In your response, tell us how you considered the guidance in footnote on of APB 26, in determining to record a gain on the transfer as opposed to treating it as a capital transaction.

Response:

In June 2003, we sold some of our assets to Amazon Biotech, Inc., a Delaware corporation ("Amazon DE") in exchange for 3,000,000 shares of common stock of Amazon (DE). On February 20, 2004, Amazon Biotech, Inc., a Utah corporation, f/k/a Assyst corporation ("Amazon UT") acquired 100% of the outstanding common stock of Amazon DE in exchange for 16,000,000 shares of Amazon UT, of which we received 3,000,000 shares.

The investment was accounted for on the cost basis which was $3,000 (3,000,000 shares at par value of $0.001).

In early May 2006, APPI sold 500,000 shares of its investment in Amazon Biotech to a third party for $70,000 resulting in a gain of $69,500. APPI received $65,000 and has a receivable for the remaining $5,000.

Pursuant to a unanimous consent of the sole Director of the Company on June 22, 2006, 1,200,000 shares were issued in payment of $168,000 in accrued salaries/consulting fees which would have represented a per share price of $0.14. The close price on June 22, 2006, was $0.20. Stock-based compensation in the amount of $72,000 was recorded on the transfer of these shares at $0.06 per share. The corresponding offset was to "Gain on sale of investment".

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


In connection with our responses to the Letter, we hereby acknowledge that:

o the company is responsible for the adequacy and accuracy of the disclosure in the filings;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      Please advise us as soon as possible if the Staff has any further comments. You can contact the undersigned at (212) 695-3334. In addition, feel free to contact our attorney, Gregory R. Carney of Spectrum Law Group LLP at
(949) 851-4300. Thank you in advance for your courtesy and cooperation.

                                                    Very truly yours,


                                                    /s/ David Lieberman
                                                    -----------------------
                                                    David Lieberman
                                                    Chief Executive Officer
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